Rackspace Technology, Inc.

1 Fanatical Place

City of Windcrest

San Antonio, Texas 78218

August 3, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeff Kauten

Rackspace Technology, Inc.

Registration Statement on

Form S-1 (File No. 333-239794)

Dear Mr. Kauten:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 38,525,000 shares (including 5,025,000 shares to cover over-allotments) of the common stock, par value $0.01 per share, of Rackspace Technology, Inc. (the “Company”) be accelerated to August 4, 2020 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable, or at such other time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, may orally request via telephone call that the S-1 be declared effective.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

*****

Very truly yours,

By:	/s/ Dustin Semach
Name: Dustin Semach
Title: Executive Vice President, Chief Financial Officer & Treasurer

Goldman Sachs & Co. LLC,

200 West Street,

New York, New York 10282

Citigroup Global Markets Inc.,

388 Greenwich Street,

New York, New York 10013

J. P. Morgan Securities LLC,

383 Madison Avenue,

New York, New York 10179

August 3, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rackspace Technology, Inc.

Registration Statement on Form S-1

Registration File No. 333-239794

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Rackspace Technology, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Daylight Time, on August 4, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 4,728 copies of the Preliminary Prospectus, dated July 27, 2020 and included in the above-referenced Registration Statement, as amended, were distributed during the period from July 27, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

GOLDMAN SACHS & CO. LLC CITIGROUP GLOBAL MARKETS INC. J.P. MORGAN SECURITIES LLC

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ William D Connolly III
	Name:	William D Connolly III
	Title:	Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Alex Ramirez
	Name:	Alex Ramirez
	Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mulé
	Name:	Paul J. Mulé
	Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]